Exhibit 99.1

CureVac Announces Developments in Patent Litigation with Pfizer/BioNTech

•	Motion to transfer U.S. litigation to Eastern District of Virginia granted at CureVac's request and expected to significantly accelerate U.S. litigation timeline
•	CureVac is filing counterclaim in U.S. court under nine patents covering foundational mRNA innovations highly relevant to the design, formulation and manufacturing of Comirnaty®
•	German Federal Patent Court issued preliminary opinion in April 2023 supporting validity of a German patent corresponding to one of the patents enforced against Pfizer/BioNTech in the U.S.

TÜBINGEN, Germany – May 19, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that its motion to transfer the ongoing patent litigation filed by Pfizer/BioNTech in the federal district court of Massachusetts has been granted, moving the case to the Eastern District of Virginia. The transfer is expected to significantly accelerate progress of the litigation, allowing for a likely 2024 trial date.

The motion to transfer the case is now part of a broadened counterclaim CureVac is filing that alleges infringement of nine U.S. patents by the manufacture and sale of the SARS-CoV-2 vaccine Comirnaty®. This significantly expands the scope of the case beyond the three patents originally named by Pfizer/BioNTech. These nine patents cover foundational and highly relevant separate innovations in mRNA vaccine design, formulation and manufacturing specific to SARS-CoV-2 vaccines.

Corresponding patent litigation in Germany has been ongoing since June 2022. A preliminary opinion issued in April 2023 by the German Federal Patent Court supports the validity of one of the CureVac patents at issue, EP 1 857 122 B1, which was challenged by BioNTech in September 2022. The German litigation, which originated with a filing by CureVac regarding four of its intellectual property rights, now covers a fifth intellectual property right (EP 3 708 668 B1).

“The progress of this litigation to date, in both Europe and the United States, gives us confidence in both the validity of our intellectual property portfolio and its relevance to the mRNA field,” said CureVac CEO Dr. Alexander Zehnder. “Our scientists have pioneered fundamental breakthroughs in mRNA vaccine technology over the last two decades. These contributions underpin the rapid development of SARS-CoV-2 mRNA vaccines such as Comirnaty®. This supports CureVac’s claim to fair compensation under U.S. and German law, and a proportionate share of the approximately $80 billion1 in revenue that Comirnaty® has generated worldwide to date and a share of future revenues.”

1 Source: Pfizer Inc. and BioNTech SE full-year 2020-2022 financial reporting

CureVac filed a patent infringement lawsuit in Germany against BioNTech in early June 2022. A nullity action covering one of the patents at issue (EP 1 857 122 B1) was filed by Pfizer/BioNTech in September 2022. In the U.S., Pfizer/BioNTech filed its case in the federal district court of Massachusetts in late July 2022, asking for confirmation that Comirnaty® does not infringe three CureVac patents. These patents are included in the nine relevant U.S. patents of CureVac’s counterclaim: 11,135,312; 11,149,278; 11,286,492; 11,345,920; 10,760,070; 11,241,493; 11,471,525; 11,576,966; and 11,596,686.

CureVac is represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP and represented in Germany by Oliver Jan Jüngst from Bird&Bird and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include statements regarding the completion, size and terms of the proposed public offering. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

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